Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FILING OF PROXY STATEMENT AND
PROXY CARD FOR EXTRAORDINARY GENERAL MEETING

Tel Aviv, February 27, 2014, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”) announced today that, further to its announcement on February 20, 2014 (the “Previous Announcement”) regarding the extraordinary general meeting of shareholders scheduled to take place on Thursday, March 13, 2014 at 11:00 a.m. (Israel time), at the offices of the Company, located at 5 Kinneret Street, 32nd Floor, Bnei-Brak, Israel (the “Meeting”), that a proxy statement describing the agenda and the form of proxy card for use by shareholders that cannot attend the Meeting in person were filed electronically today on Form 6-K with the Securities and Exchange Commission (SEC)  and is available on the SEC's EDGAR website. The record date for the Meeting is March 4, 2014.

The agenda of the Meeting is to elect up to seven members of the Company's Board of Directors, in place of the current directors who are not external directors. The Company's external directors, Mr. Zvi Tropp and Mrs. Elina Frenkel Ronen, will continue to serve their respective three-year terms. The following eight individuals have been nominated by shareholders holding at least one percent (1%) of the Company’s voting power: Alon Bachar, Eliezer Avraham Brender, Ron Hadassi, Shlomo Kelsi, Yoav Kfir, Boaz Lifschitz, Nadav Livni and Shlomo Nass (the “Nominees”). A brief biography of each Nominee is included in the proxy statement.

The election of each Nominee requires the approval of a simple majority of the shares voted on the matter. If more than seven Nominees are duly approved, the seven Nominees receiving the highest number of affirmative votes will be elected.

In accordance with the ruling issued by the Tel Aviv-Jaffa District Court on February 12, 2014 (the “Ruling”) and as more fully discussed in the Previous Announcement, proxy statements describing the proposal on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will not be mailed to shareholders. Each shareholder who is unable to attend the meeting in person will be required to print, complete, date and sign the proxy card and deliver it to the Company as described in the proxy statement. Any shareholder who holds ordinary shares in "street name" will be required to contact the broker and receive a proxy to vote the shares on behalf of the broker as well as a statement from such broker that it did not vote such shares, and return such proxy and statement along with their proxy card to the Company as described in the proxy statement.  The voting of shares held through a member of the Tel Aviv Stock Exchange Clearinghouse will follow customary Israeli procedures.

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

For Further Information:
Company Contact:
Shimon Yitzhaki
Chairman of the Board of Directors
Tel: +972-3-608-6048
shimony@elbitimaging.com